UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

CASI Pharmaceuticals, Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

14757U 109
(CUSIP Number)

December 30, 2019
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.14757U 109	13G/A	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS Wealth Strategy Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,684,625[1]
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 10,684,625[1]
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,684,625
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.91%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

1 By virtue of being the controlling shareholder and/or director of the Reporting Person, Mr. Kung Hung Ka may be deemed to have sole voting and dispositive power with respect to these shares.

Cusip No.14757U 109	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
CASI Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
9620 Medical Center Drive, Suite 300, Rockville, MD 20850

Item 2(a).	Name of Person Filing:
Wealth Strategy Holding Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence:
Level 12 International Commerce Centre 1 Austin Road West Kowloon, HONG KONG

Item 2(c).	Citizenship:
Hong Kong

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
14757U 109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: N/A

(a)	☐	Broker or dealer registered under section 15 of the Act ( 15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act ( 15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act ( 15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 ( 15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act ( 12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ( 15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Cusip No.14757U 109	13G/A	Page 4 of 5 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 10,684,625 shares, including warrants to acquire 1,596,737 shares

(b)	Percent of class: 10.91%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 10,684,625
	(ii)	Shared power to vote or to direct the vote:
	(iii)	Sole power to dispose or to direct the disposition of: 10,684,625
	(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Cusip No.14757U 109	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 19, 2020

By:	/s/ Ken Tsang

Name:	Ken Tsang